601 Lexington Avenue

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+1 212 446 4800

www.kirkland.com

September 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.

Registration Statement on Form S-1

Filed August 30, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed September 9, 2021

File No. 333-259155

On behalf of our client, Clearwater Analytics Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated September 13, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on August 30, 2021 (as amended, the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing Amendment No. 2 to the Registration Statement on Form S-1 concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Beijing    Boston    Chicago    Dallas     Hong Kong     Houston     London     Los Angeles     Munich     Palo Alto     Paris     San Francisco     Shanghai    Washington, D.C.

Form S-1 Filed on August 30, 2021

Unaudited Pro Forma Consolidated Financial Information, page 68

1.

Staff’s comment: We note your discussion on page 127 regarding the changing of vesting terms for certain of your options upon consummation of this offering. Please tell us whether you intend to record additional compensation expense for this modification and if so, revise to include a pro forma adjustment for such expense.

Response: The Company acknowledges the Staff’s comment and refers the Staff to note (d) in the Notes to unaudited pro forma consolidated statements of operations on page 77 of the Registration Statement.

2.

Staff’s comment: We note from your disclosures on page 134 that following the consummation of this offering, you will grant IPO RSUs to certain named executive officers. Please revise to include a discussion in the notes to the pro forma financial statements of the additional compensation expense that will be recognized in future periods related to such awards.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in note (e) in the Notes to unaudited pro forma consolidated statements of operations on page 77 of the Registration Statement.

Principal Stockholders, page 136

3.	Staff’s comment: Please disclose the members of the committee who share investment and voting decisions with respect to the shares held by Warburg Pincus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Registration Statement.

Consolidated Financial Statements of CWAN Holdings, LLC and Subsidiaries

Note 14—Subsequent Events, page F-31

4.

Staff’s comment: Please include disclosure of the number of stock options granted subsequent to June 30, 2021, the associated compensation expense, and the period over which it will be recognized. Refer to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-31 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Alphonse Valbrune

Clearwater Analytics Holdings, Inc.

Ross Leff

Aslam Rawoof

Kirkland & Ellis LLP

Ryan J. Dzierniejko

Michael J. Zeidel

Richard L. Oliver

Skadden, Arps, Slate, Meagher & Flom LLP